December 7, 2018

Natalie Bogdanos
General Counsel and Corporate Secretary
Contrafact Corporation
28 Wells Avenue, Third Floor
Yonkers, New York 10701

       Re: Contrafect Corporation
           Registration Statement on Form S-3
           Filed November 30, 2018
           File No. 333-228626

Dear Ms. Bogdanos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Gregory P. Rodgers, Esq.